

January 22, 2014

Via E-mail
Richard A. Galanti
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

      Re: Costco Wholesale Corporation
                 Form 10-K for the Fiscal Year Ended September 1, 2013
                 Filed October 16, 2013
                 File No. 0-20355

Dear Mr. Galanti:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 1, 2013

Results of Operations, page 19

Membership Fees, page 20

1. Tell us what consideration you gave to disclosing your member renewal rates by class of membership and discussing the fees from executive memberships with the related amount of executive reward incurred in MD&A. In this regard, tell us why you offset executive reward rebates with sales as opposed to membership fees. If you don't believe such an analysis of membership fees would be useful to your investors, please explain in detail. Given that membership fees fluctuations flow directly to pre-tax net income, please also ensure you discuss membership fee revenue changes between fee increases and changes in the volume of memberships. Lastly, explain to us how you calculate your membership renewal rates. In this regard, we read your disclosure on page 6 which states, "[T]he

renewal rate is a trailing calculation that captures renewals during the period seven to eighteen months prior to the reporting date." Explain to us why the renewals are being captured over a period of up to eighteen months prior to the reporting date. An example illustrating the calculation may be beneficial to our understanding.

2012 vs. 2011, page 21

2. Please tell us what is meant when you cite "investment in merchandise pricing" as the reason for the decrease in gross margin. If this represents price discounting, you should make that clear in future similar situations.

Selling, General and Administrative Expenses, page 22

3. You state in your overview that "The higher our comparable sales exclusive of currency fluctuations, the more we can leverage certain of our selling, general and administrative expenses, reducing them as a percentage of sales and enhancing profitability." Please discuss SG&A in MD&A on an absolute basis in addition to relative to sales.

Consolidated Statements of Comprehensive Income, page 38

4. Please refer to your foreign currency translation adjustment and other, net line item. Please provide the disclosure required by ASC 220-10-45-12 in future filings or tell us why you believe such information is not required.

Revenue Recognition, page 46

5. You state in your description of business that "In keeping with our policy of member satisfaction, we generally accept returns of merchandise." You further disclose in your financial statements that sales returns are net of the estimated net realizable value of merchandise inventories to be returned and any estimated disposition costs. Given your liberal return policy, please advise how value is realized from merchandise returned including whether you are able to pass on the costs of returns back to specific suppliers. Please also quantify the amount of sales returns netted against sales for the past 3 years and explain the reason for the 10% increase in the sales return reserve. Finally, tell us whether sales are reduced by amount of the estimated gross sales returns or the margin effect of such sales. We may have further comment.

Stock Repurchase Programs, page 49

6. Please disclose the cost flow assumption by which shares repurchased are deducted from additional paid-in capital and returned earnings.

Note 12 – Segment Reporting, page 62

7. You disclose your business is classified by management into three reporting segments. Further, we note your 2014 first quarter earnings transcript where you state, "[I]n terms of sales comparisons geographically, for the first quarter, the better performing regions in the U.S. were in the Southeast, Midwest, and Texas. Internationally, in local currencies, the better performing countries were Canada, Mexico, and Australia." Please provide us with your analysis under ASC 280 that supported disclosing all operations as three reportable segments.

Please include the following information in your response:

- the operating segments you have identified in accordance with ASC 280-10-50-1 through 50-9,
- if applicable, the basis for aggregating identified operating segments into three reportable segments given the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in ASC 280-10-50-12.
- how the aggregation of all of your operations into three reportable segments complies with the aggregation criteria, and
- the process through which your chief operating decision maker reviews information to make decisions about resources to be allocated to your segments and assess their performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant